Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

Peter M. Fass
Attorney at Law

Direct Dial 212.969.3445
Facsimile 212.969.2900

pfass@proskauer.com
www.proskauer.com

July 17, 2012

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:   Mr. Duc Dang

Dear Mr. Dang:

On behalf of our client, United Realty Trust Incorporated (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated April 25, 2012 (the “Comment Letter”), with respect to the registration statement on Form S-11 filed by the Company with the Commission on December 21, 2011 (No. 333-178651), as amended by Amendment No. 1 filed by the Company with the Commission on December 21, 2011, Amendment No. 2 filed by the Company with the Commission on February 13, 2012, and Amendment No. 3 filed by the Company with the Commission on April 5, 2012 (“Amendment No. 3”) (the registration statement, as so amended, the “Registration Statement”).

Certain of the Staff’s comments call for explanation of, or supplemental information as to, disclosures provided in the Registration Statement. Responses to these comments are set forth in this letter or in Amendment No. 4 to the Registration Statement (“Amendment No. 4”). Amendment No. 4 has been filed by the Company today.

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each comment from the Comment Letter is restated in bold prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Amendment No. 4. Any page number references in the Company’s responses are to page numbers in Amendment No. 4.

July 17, 2012

Cover Page of the Prospectus

1.	We note your response to comment 3 of our letter dated March 2, 2012 and reissue our prior comment. Please revise the third bullet point to clarify that your sponsor has no experience operating a public REIT.

Please note that we have revised the third bullet point to clarify that the sponsor has no experience operating a public REIT.

What are your investment objectives, page 4

2.	We note your response to comment 7 that your belief of possible “mini-tender offers” is based on recent experience of other non-traded REITs. Please revise to clarify that any limited secondary market would likely price the shares at a significant discount to the IPO price.

Please note that we have revised the above-mentioned section to clarify that any limited secondary market would likely price the shares at a significant discount to the IPO price. Please see page 4.

Compensation Table, page 98

3.	We note your response to comment 12 that the supplemental fees are separate from and in addition to the other fees disclosed in this table. Please clarify why your advisor is not able to provide the services covered by this fee. Also, please revise to clarify that in a single acquisition transaction that you may end up paying an acquisition fee, a finance coordination fee, a supplemental brokerage fee, a supplemental financing fee, and a supplemental joint venture advisory fee.

The services referred to which URP may provide are services of the type which the advisor to the Company ordinarily would engage a third party to perform. Please note that we have revised this disclosure to clarify that if the independent directors determine that URP can provide those services at the same level of quality and cost as that of an independent third party provider, then the Company may compensate URP for providing such services. We have made the clarification requested in the last sentence of this comment. Please see page 109.

Conflicts of Interest, page 114

4.	You disclose that you “will not purchase or sell” properties to or from any affiliates. Please reconcile this with the revised disclosure that affiliates would receive fees “on the same basis” in related party transactions.

Please note that other than entering into joint ventures, the Company does not intend to enter into any related party transactions with our sponsor or with any affiliates. To avoid any confusion about whether the Company may do so, we have deleted the disclosure saying that affiliates would be entitled to receive fees and expense reimbursements in connection with a related party transaction “on the same basis as if the transaction were with a third party.” Please see page 116.

July 17, 2012

Liquidity and Capital Resources, page 145

5.	We note the disclosure that the company’s total assets consist, as of November 25, 2011, of $250,000 cash and cash equivalents. Please revise to update your disclosure as of December 31, 2011.

Please note that we have updated this disclosure to provide the Company’s total assets as of December 31, 2011. Please see pages 146 to 147.

Notes to Consolidated Balance Sheet, page F-4

Note 3 - Capitalization, page F-6

6.	Please reconcile the disclosure that the company intends to exchange the shares of preferred stock for 50,000 Sponsor Preferred Shares with disclosures elsewhere that the preferred stock has been exchanged for 500,000 Sponsor Preferred Shares.

Please note that we have revised this disclosure to correct for this discrepancy. The preferred stock has in fact been exchanged for 500,000 Sponsor Preferred Shares. Please see page F-6.

Table III, page A-1-5

7.	Consistent with your response to comments 20 and 21, the introduction to the various Table IIIs state that the operating results are presented on a GAAP basis. This appears inconsistent with your disclosure on page A-1-1 that such information is presented on an “income tax basis (and specifically a cash basis).” Please reconcile.

Please note that we have revised the above-referenced Table IIIs and our disclosure on page A-1-1 to reflect that all operating results for these tables are presented on a GAAP basis.

8.	We note you present “Cash Distributions to Investors Source” on a cash basis on pages A-1-5 to A-1-6 and on a GAAP basis on pages A-1-11 to A-1-13. Please tell us why the former tables are on a cash basis.

Please note that “Cash Distributions to Investors Source” in the tables on pages A-1-4 to A-1-5 are presented on a GAAP basis; we have revised the tables and related disclosures to reflect this.

July 17, 2012

Appendix A-2 - Supplemental Prior Performance Tables

Operating Results, page A-2-1

9.	We note your response to comment 22. Please revise to clarify if the operating results disclosed here are sourced from tax basis or GAAP basis accounting and remove line items 14, 15, and 16 from the table, so that it is somewhat consistent with Table III of Industry Guide 5’s presentation. Please provide balance by disclosing the current mortgages outstanding on these properties.

Please note that as recommended, we have revised the above-referenced table on page A-2-2 to note that the operating results are shown on a GAAP basis, and have removed line items 15 and 16 from the table. We also have revised line item 14 to show total distributions per $1,000 invested. Finally, please note that we also have revised the table to disclose the current mortgages outstanding on these properties.

Sales or Disposals, page A-2-4

10.	We note your response to comment 22 and the inclusion of sales that took place beyond the last three years, which is inconsistent with Table V of Guide 5. Please revise to limit the disclosure here to properties that were sold within a more recent timeframe than 1996 and discuss the basis for such timeframe.

Please note that we have revised the Sales or Disposals table beginning on pages A-2-4 to A-2-6 only show properties that were sold during 2000 or later. We respectfully acknowledge that the intent of the guidance in Industry Guide 5 to avoid the inclusion of excess information except when necessary to ensure that the required disclosures are not misleading. In this instance, the Company respectfully believes that given its investment strategy and the typical length of a real estate business cycle, it is necessary to show Mr. Frydman’s investment history since 2000 to avoid providing a misleading account of Mr. Frydman’s prior performance.

A portion of the Company’s investment strategy involves opportunistic investments in assets that the Company believes can be repositioned, developed or re-marketed to create capital appreciation. The Company expects the timeframe of this strategy to be the six to nine years following the termination of this offering. Because the strategy is expected to take six to nine years to execute, we respectfully believe that providing potential investors with only five years of information does not provide a full or accurate view of Mr. Frydman’s ability to execute this strategy.

Additionally, the Company believes that the real estate market is currently at or near its bottom; consequently, the Company believes that it is relevant to potential investors to see Mr. Frydman’s experience in acquiring and repositioning opportunistic assets during times which are at or near the bottom of the real estate business cycle. However, the period from 2007 until the present began at or near the top of the real estate business cycle. Because the current real estate market is not at or near the top of the real estate business cycle, the Company respectfully believes that it is necessary to show Mr. Frydman’s sales history since 2000 in order for potential investors to see Mr. Frydman’s prior performance during all points in the real estate business cycle.

July 17, 2012

11.	Please tell us why you have provided excess (deficiency) of total “cumulative cash distributions” instead of operating cash. Also, explain why you are providing such figure as a percentage. Please note that this column is intended to illustrate the positive or negative cash flow from operations and that the cash expenditure component should encompass all cash expenditures not reflected in any of the other columns.

Please note that we have revised the Sales or Disposals table beginning on page A-2-4 to now provide “total cumulative cash distributions” from (i) operations, (ii) sales, and (iii) in the aggregate. Please also note that we have revised the table to no longer show “cumulative cash distributions” as a percentage.

We thank you for your prompt attention to this draft response to the Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to the undersigned at (212) 969-3445.

Yours truly,

/s/ Peter M. Fass
Peter M. Fass, Esq.